                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                 WCA WASTE CORP
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                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                  92926K 10 3
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                                 (CUSIP Number)

      G. LARRY WALLACE, 2828 ROUTH STREET, SUITE 500, DALLAS, TEXAS 75201
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 21, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 92926K 10 3                     13D                 Page 2 of 4 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WCA Partners, L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*                                                [OO]


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

Each reporting person is organized under the laws of the state of Texas, U.S.A.
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               7    SOLE VOTING POWER

                    WCA Partners, L.P.                                2,606,489

  NUMBER OF
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         WCA Partners, L.P.                                2,606,489


   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         WCA Partners, L.P.:  2,606,489
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         WCA Partners, L.P.:  17.87%
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14   TYPE OF REPORTING PERSON*

WCA Partners, L.P.                          [PN]

CUSIP No. 92926K 10 3                     13D                 Page 3 of 5 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EFO GenPar, Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                [OO]


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Each reporting person is organized under the laws of the state of Texas, U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    EFO GenPar, Inc.                                  2,670,532

  NUMBER OF
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         EFO GenPar, Inc.                                  2,670,532


   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         EFO GenPar, Inc.:    2,670,532
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         EFO GenPar, Inc.:    18.31%
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14   TYPE OF REPORTING PERSON*

EFO GenPar, Inc.                            [CO]

CUSIP No. 92926K 10 3                      13D                Page 4 of 5 Pages


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Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of WCA Waste Corp, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Riverway, Suite 1400, Houston, Texas 77056.

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Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by the following persons: (i) WCA Partners, L.P., a Texas limited partnership ("WCA Partners"), and (ii) EFO GenPar, Inc., a Texas corporation ("EFO GenPar") (collectively, the "Reporting Persons"). The principal office of each Reporting Person is located at 2828 Routh Street, Suite 500, Dallas, Texas 75201. The principal business of each Reporting Person is the management of various investments.

     (a) N/A
     (b) N/A
     (c) N/A
     (d) No, for each Reporting Person
     (e) No, for each Reporting Person
     (f) N/A

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g)of the
Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Company owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

On June 21, 2004, the Company registered its Common Stock under the Securities Act of 1934, as amended, resulting in the filing of this Schedule 13D by the Reporting Persons. On June 22, 2004, the Company commenced an initial public offering of its Common Stock (the "Offering"). As a result of an internal corporate reorganization of the Company accomplished by merger and completed prior to the consummation of the Offering, WCA Partner's shares of pre-merger WCA Waste Corporation stock were converted into shares of WCA Waste Corporation's Common Stock. WCA Partners participated in the Offering as a selling stockholder. After giving effect to the sale by WCA Partners of 1,940,689 shares of Common Stock through the Offering, the number of shares of Common Stock beneficially owned by each Reporting Person is as follows:

                    WCA Partners, L.P.               2,606,489
                    EFO GenPar, Inc. (1)             2,670,532

(1) Although EFO GenPar owns no shares of Common Stock directly, it is the general partner of EFO Holdings, L.P., a stockholder of the Company ("EFO Holdings"), and the general partner of the general partner of WCA Partners and thus, it beneficially owns the shares of Common Stock owned by EFO Holdings and WCA Partners.
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Item 4.  Purpose of Transaction.

See item (3) above.

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Item 5.  Interest in Securities of the Issuer.

     (a) and (b) See items (7) through (11) and (13) of the cover page. The percentage of outstanding shares listed on Item 13 is based upon 14,588,263 shares outstanding after the Offering as reported in the Company's most recent Form S-1/A filed on June 21, 2004.

     (c) On June 22, 2004, by means of the Offering and pursuant to an Underwriting Agreement among the Company, the underwriters and the selling stockholders dated as of June 22, 2004 (the "Underwriting Agreement"), WCA Partners sold 1,940,689 shares of Common Stock to the underwriters at a price of $8.835 per share (after giving effect to underwriters discounts and commissions, but before expenses).
     (d)  None, with respect to each Reporting Person.
     (e)  N/A
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See items (3), (4) and 5(c) above. In connection with the Offering, WCA
Partners entered into a Lock-Up Agreement with the underwriters, restricting the offering or selling of the Company's Common Stock for a 180-day period.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

99.1     Joint Filing Agreement
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated:  July 1, 2004
                                     ---------------------------
                                         (Date)


                                     WCA PARTNERS, L.P.

                                     By:  Opportunity Capital GenPar, L.P.
                                     Its: General Partner

                                     By:  EFO GenPar, Inc.
                                     Its: General Partner


                                     By:  /s/ G. Larry Wallace
                                          ------------------------------
                                     Name:  G. Larry Wallace
                                     Its: President


                                     EFO GENPAR, INC.


                                     By:  /s/ G. Larry Wallace
                                          ------------------------------
                                     Name:  G. Larry Wallace
                                     Its: President